EXHIBIT 99.1

Evaxion announces last patient visit in one-year extension of phase 2 trial with personalized cancer vaccine EVX-01

  Trial extension completed as planned with three-year clinical efficacy data expected to be presented in the second half of 2026
  The trial has already yielded encouraging one- and two-year data including a 75% Objective Response Rate

COPENHAGEN, Denmark, April 7, 2026 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company developing novel vaccines with its pioneering AI-Immunology™ platform, has successfully completed the one-year extension of its phase 2 trial with personalized cancer vaccine EVX-01 with the last patient having now had last physician visit. Patients in the trial will continue to be monitored and data prepared for expected presentation in the second half of 2026.

Designed with AI-Immunology™, EVX-01 is a personalized cancer vaccine currently being evaluated as a treatment for advanced melanoma (skin cancer). In the first two years of the phase 2 trial, patients were treated with EVX-01 in combination with MSD’s (Merck & Co., Inc., Rahway, NJ, USA) anti-PD-1 therapy, Keytruda® (pembrolizumab).

In the third year, patients received EVX-01 as monotherapy, allowing an evaluation of the vaccine’s effect both as stand-alone and combination treatment. Further, the three-year data may provide additional insights into potential enhanced treatment effects and durability of induced immune response.

“We are pleased to have carried through the extension of the trial as planned and are looking forward to collecting, analysing and presenting the data. EVX-01 already has a very strong data package demonstrating the unique capabilities of AI-Immunology™ in cancer vaccine design. We hope to further enhance the data package with the three-year results,” says Birgitte Rønø, CSO of Evaxion.

Encouraging data
Data from the first two years of the trial demonstrated an Objective Response Rate of 75%, as 12 out of 16 patients had objective clinical responses, with four patients obtaining a complete response. Additionally, a durable clinical benefit was observed as 92% of patients were still responding at two years follow-up and no relapses were observed.

54% of patients had a deepened response during treatment, improving from stable disease or partial response to partial or complete response. Tumor reduction (target lesions) was observed in 15 out of the 16 patients enrolled in the trial.

In the trial, EVX-01 induced an immune response in all patients, with 81% of the targeted neoantigens generating potent specific T-cell responses. This high immunogenicity rate stands out as highly encouraging compared to historical observations and compares very favorably to what is seen with other approaches. These results also underline and validate the precision of the AI-Immunology™ platform in accurately identifying neoantigens, which leads to detectable signals in patients.

Data also confirmed EVX-01 to be a well-tolerated treatment.

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its proprietary, clinically validated and scalable AI platform, AI-Immunology™. The platform harnesses the power of artificial intelligence to decode the human immune system and develop novel vaccine candidates for cancer and infectious diseases.

With AI-Immunology™ we conduct rapid, efficient and high-quality target discovery, drug design and development. Our team of +40 experts covers the entire value chain from target discovery to clinical development

We have developed a clinical pipeline of both personalized and off-the-shelf cancer vaccine candidates as well as prophylactic vaccine candidates for infectious diseases. All our candidates address high unmet medical needs, reflecting our commitment to transforming patients’ lives by providing innovative and targeted treatment options.

For more information about Evaxion, AI-Immunology™ and our pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.